                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                       THE TRACKER CORPORATION OF AMERICA
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     89234G1
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                                 (CUSIP Number)



 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                         (Continued on following pages)

                                Page 1 of 8 Pages

CUSIP NO. 89234G1                13G                      Page  2  of  8  Pages

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1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                SATURN INVESTMENTS, INC.

                51-0338674
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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]
                                                                                                                       (b)    [x]
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3               SEC USE ONLY

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4               CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
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                      5         SOLE VOTING POWER
                                0

   NUMBER OF          -------------------------------------------------------------------------------------------------------------
    SHARES            6         SHARED VOTING POWER
BENEFICIALLY OWNED              1,052,564 - SEE ITEM 4(c)(ii)
    BY EACH           -------------------------------------------------------------------------------------------------------------
REPORTING PERSON      7         SOLE DISPOSITIVE POWER
     WITH                       0
                      -------------------------------------------------------------------------------------------------------------
                      8         SHARED DISPOSITIVE POWER
                                1,052,564 - SEE ITEM 4(c)(iv)
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9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,052,564 - SEE ITEM 4(a)

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10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                NOT APPLICABLE

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11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                4.9%

-----------------------------------------------------------------------------------------------------------------------------------
12              TYPE OF REPORTING PERSON*
                CO
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 89234G1                13G                      Page  3  of  8  Pages

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1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                WAFR HOLDINGS N.V.

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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]
                                                                                                                       (b)    [x]
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3               SEC USE ONLY

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4               CITIZENSHIP OR PLACE OF ORGANIZATION
                NETHERLANDS ANTILLES

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                      5         SOLE VOTING POWER
                                228,572

   NUMBER OF          -------------------------------------------------------------------------------------------------------------
    SHARES            6         SHARED VOTING POWER
BENEFICIALLY OWNED              1,052,564 - SEE ITEM 4(c)(ii)
    BY EACH           -------------------------------------------------------------------------------------------------------------
REPORTING PERSON      7         SOLE DISPOSITIVE POWER
     WITH                       228,572
                      -------------------------------------------------------------------------------------------------------------
                      8         SHARED DISPOSITIVE POWER
                                1,052,564 - SEE ITEM 4(c)(iv)
-----------------------------------------------------------------------------------------------------------------------------------
9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,281,136 - SEE ITEM 4(a)

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10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                NOT APPLICABLE

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11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                6.0%

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12              TYPE OF REPORTING PERSON*
                CO
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  89234G1                 13G                 Page  4  of 8  Pages

         The information contained herein is filed with respect to the common stock, par value $0.001 (the "Stock"), of The Tracker Corporation of America ("Issuer") by Saturn Investments, Inc. ("Saturn") and WAFR Holdings N.V. ("WAFR").

Item 1    (a)     NAME OF ISSUER:

                  The Tracker Corporation of America


          (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  180 Dundas Street West, Suite 1502
                  Toronto, Ontario
                  M5G 1Z8
                  Canada


Item 2(a)         NAME OF PERSON FILING:

                  See Cover Page Item 1.


          (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICES:

                  Saturn            c/o Anthony Bonanno
                                    Gibson, Dunn & Crutcher LLP
                                    1050 Connecticut Avenue
                                    Washington D.C.  20036-5306


                  WAFR              c/o Amaco (Curacao) N.V.
                                    Kaya W.F.G. (Jombi)
                                    Mensing 36
                                    Curacao
                                    Netherlands Antilles


          (c)     CITIZENSHIP:

                  See Cover Page Item 4.

CUSIP NO.  89234G1                 13G                 Page  5  of 8  Pages

          (d)     TITLE OF CLASS OF SECURITIES:

                  The common stock of the company has a par value of $0.001 ("Stock").

                  The interests of Saturn, Ismail Abudawood, Osama Abudawood, Anas Abudawood and Ayman Abudawood in Stock described herein are held in the form of Exchangeable Preference Shares of The Tracker Corporation, a wholly owned subsidiary of the Issuer, which are exchangeable for Stock on a one-to-one basis and are treated as part of the same class as the Stock.

                  The interest of WAFR in Stock described herein is held in the form of convertible debentures which, according to the registration statement (33-99686), are convertible into 228,572 shares of Stock.



          (e)     CUSIP NUMBER:

                  89234G1



Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Inapplicable.


Item 4.           OWNERSHIP

          (a)     AMOUNT BENEFICIALLY OWNED:

                  See Cover Page Item 9. Saturn directly owns 1,052,564 shares of Stock. WAFR directly owns 228,572 shares of Stock and may be deemed to share beneficial ownership with Saturn of the shares of Stock held directly by Saturn, its wholly-owned subsidiary.

CUSIP NO.  89234G1                 13G                 Page  6  of 8  Pages

                  Ismail Abudawood owns 100% of the outstanding share capital of WAFR. In addition, Osama Abudawood, Anas Abudawood and Ayman Abudawood are the directors of Saturn and directly own 63,000, 14,700 and 20,700 shares of Stock, respectively.

                  Pursuant to an option agreement dated March 14, 1994, Saturn had been granted an option to acquire 3,903,797 shares of Stock at the fair market value at the time of exercise. The Issuer and Saturn have reached an agreement in principle that this option shall be deemed to have expired on the day the Issuer's registration statement (33-99686) became effective.

          (b)     PERCENT OF CLASS:

                  See Cover Page Item 11.



          (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)         SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                              See Cover Page Item 5.

                  (ii)        SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                              See Cover Page Item 6. Saturn may be deemed to share voting power over its 1,052,564 shares of Stock with WAFR.

                  (iii)       SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                              OF:

                              See Cover Page Item 7.



                  (iv)        SHARED POWER TO DISPOSE OR TO DIRECT THE
                              DISPOSITION OF:

                              See Cover Page Item 8. Saturn may be deemed to share dispositive power over its 1,052,564 shares of Stock with WAFR.

CUSIP NO.  89234G1                 13G                 Page  7  of 8  Pages



Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Inapplicable.



Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Ismail Abudawood has the right to receive the dividends from, and the proceeds from the sale of, the Stock held by Saturn and WAFR.



Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Inapplicable.



Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Inapplicable.


Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Inapplicable.

CUSIP NO.  89234G1                 13G                 Page  8  of 8  Pages


Item 10.          CERTIFICATION AND SIGNATURE:

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                SATURN INVESTMENTS, INC.

                BY: /s/ AYMAN ABUDAWOOD                      FEBRUARY 19, 1997
                    -------------------------------------
                         NAME:  AYMAN ABUDAWOOD
                              ---------------------------
                         TITLE: PRESIDENT
                              ---------------------------


                WAFR HOLDINGS N.V.

                BY: /s/ AYMAN ABUDAWOOD                      FEBRUARY 19, 1997
                    -------------------------------------
                         NAME:  AYMAN ABUDAWOOD
                              ---------------------------
                         TITLE: AUTHORIZED REPRESENTATIVE
                              ---------------------------